Issuer Free Writing Prospectus dated August 5, 2013

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated August 5, 2013 and

Registration Statement No. 333-188536

FRANK’S INTERNATIONAL N.V.

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated August 5, 2013 (the “Preliminary Prospectus”), of Frank’s International N.V. (the “Company”) relating to its initial public offering of common stock. The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below. All references to captions correspond to the Preliminary Prospectus unless otherwise specified.

RESIGNATION OF ROBERT R. GILBERT AS AN EXECUTIVE OFFICER

In the course of preparing for this offering, we became aware that Robert R. Gilbert, who served as our Executive Vice President and Chief Operating Officer—U.S. Services and Pipe and Products, misstated his educational credentials. Specifically, though he completed approximately 30 hours of coursework, Mr. Gilbert did not actually obtain a Masters of Business Administration degree. As a result of this discovery, Mr. Gilbert resigned from his position and has agreed to accept a non-executive role with the company and will no longer serve as an executive officer. Accordingly, our management and compensation disclosures reflect that Mr. Gilbert is no longer one of our executive officers. See “Management,” “Compensation Discussion and Analysis” and “Executive Compensation.” We do not believe that Mr. Gilbert’s misstatement about his educational credentials has any bearing on the accuracy of our disclosure or the integrity of our operations and management.

In addition, Mr. Gilbert will not enter into a new employment agreement and instead will continue under his existing employment agreement with the Company.

* * * * * * * * *

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling 1-888-603-5847, or by emailing Barclaysprospectus@broadridge.com; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, Level B1, New York, NY 10010, or by calling 1-800-221-1037, or by emailing newyork.prospectus@credit-suisse.com; Simmons & Company International, 700 Louisiana Street, Suite 1900, Houston, TX 77002; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling 1-800-831–9146, or by emailing batprospectusdept@citi.com; Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by calling 1-866-718-1649, or by emailing prospectus@morganstanley.com; Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, New York 10282, or by calling 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com; UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, NY 10171 or by calling 1-888 827-7275. You may obtain a copy of the most recent amendment to the registration statement at http://www.sec.gov/Archives/edgar/data/1575828/000119312513318714/d527343ds1a.htm.